September 12, 2025

FILED VIA EDGAR

Mr. Aaron Brodsky
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”) File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

We are in receipt of your follow-up comment regarding the registration statement on Form N-1A (the “Registration Statement”) for the Registrant with respect to Virtus IG Public & Private Credit ETF (the “Fund”).

Below is your follow-up comment and the Registrant’s corresponding response. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Comment: The Registrant previously stated the following:

“The Fund intends on obtaining private credit exposure primarily through investments in CLOs. The Fund reserves the ability to obtain such exposure through investments in closed-end funds and business development companies, although it is not currently contemplated.”

Should the Fund choose to invest in closed-end funds or business development companies in the future, please update the disclosure to include these instruments as potential investment options.

Response: The Registrant confirms that, should the Fund determine in the future to pursue exposure to private credit through investments in closed-end funds or business development companies, it will update the Registration Statement’s disclosure accordingly to ensure that investors are appropriately informed of these potential investment options.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm